UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b).


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                    YP Corp.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                    987824109
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                                 (CUSIP Number)


                                January 11, 2007
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / / Rule 13d-1(b)

                  /x/ Rule 13d-l(c)

                  / / Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No...................987824109

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1.       Name of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only).
         Grand Slam Asset Management, LLC; IRS # 22-3779105

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2.       Check the Appropriate Box if a member of a Group (See Instructions) (a)
         (a) |X| Joint Filing
         (b) |_|

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3.       SEC Use Only

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4.       Citizenship or Place of Organization
         Delaware, USA

-------------------------- -----------------------------------------------------
Number of Shares           5.   Sole Voting Power              0
Beneficially
Owned by Each
Reporting Person           -----------------------------------------------------
With:                      6.   Shared Voting Power            0


                           -----------------------------------------------------
                           7.   Sole Dispositive Power         0


                           -----------------------------------------------------
                           8.   Shared Dispositive Power       0


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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         0
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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions) |_|

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11.      Percent of Class Represented by Amount in Row (9)
         0%

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12.      Type of Reporting Person (See Instructions)
         IA

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

CUSIP No...................987824109


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1.       Name of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only).
         Grand Slam Capital Master Fund, Ltd.; IRS # 20-0239056


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2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) |X| Joint Filing
         (b) |_|

--------------------------------------------------------------------------------
3.       SEC Use Only

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4.       Citizenship or Place of Organization
         Cayman Islands

-------------------------- -----------------------------------------------------
Number of Shares           5.   Sole Voting Power              0
Beneficially
Owned by Each              -----------------------------------------------------
Reporting Person           6.   Shared Voting Power            0
With:
                           -----------------------------------------------------
                           7.   Sole Dispositive Power         0

                           -----------------------------------------------------
                           8.   Shared Dispositive Power       0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         0

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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions) |_|

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11.      Percent of Class Represented by Amount in Row (9)
         0%

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12.      Type of Reporting Person (See Instructions)
         OO

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

Item 1.

         (a) Name of the Issuer:
             YP Corp.
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         (b) Address of Issuer's Principal Executive Offices:
             4840 East Jasmine Street, Suite 105, Mesa, Arizona.
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Item 2.

         (a) Name of Person Filing:

                  (i)      Grand Slam Asset Management, LLC

                  (ii)     Grand Slam Capital Master Fund, Ltd.

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         (b) Address of Principal Business Office, or if none, Residence

                  (i) Grand Slam Asset Management LLC's principal business office is: 2200 Fletcher Avenue, Fort Lee,
                           New Jersey 07024.

                  (ii) Grand Slam Capital Master Fund, Ltd.'s principal business office is: c/o Walkers SPV Limited, Walker House, 87 Mary Street, Walker House, George Town, Grand Cayman, KY1-9002, Cayman Islands.

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         (c) Citizenship

                  N/A

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         (d) Title of Class of Securities

             Common Stock, par value $0.001 per share

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         (e) CUSIP Number

             987824109

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

Item 3. If this statement is filed pursuant to ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            With respect to Grand Slam Asset Management, LLC:

            (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

            (b) |_|     Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c).

            (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

            (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e) |X| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

            (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

            (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

            (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j) |_|     Group, in accordance with ss.240.13d- 1(b)(1)(ii)(J);

            With respect to Grand Slam Capital Master Fund, Ltd.: Not
            Applicable.

Item 4.     Ownership.

Grand Slam Asset Management, LLC serves as an investment advisor of Grand Slam Capital Master Fund, Ltd. and may be deemed to control, directly or indirectly, Grand Slam Capital Master Fund, Ltd. and to beneficially own the shares of Common Stock being reported by Grand Slam Capital Master Fund, Ltd.

        (A) GRAND SLAM ASSET MANAGEMENT, LLC

                (a) Amount beneficially owned: 0

                (b) Percent of class: 0

                (c) Number of shares as to which person has:

                (i) Sole power to vote or direct the vote: 0

                (ii) Shared power to vote or direct the vote: 0

                (iii) Sole power to dispose or to direct the disposition: 0

                (iv) Shared power to dispose or to direct the disposition: 0


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

        (B) GRAND SLAM CAPITAL MASTER FUND, LTD.

                (a) Amount beneficially owned: 0

                (b) Percent of class: 0

                (c) Number of shares as to which person has:

                (i) Sole power to vote or direct the vote: 0

                (ii) Shared power to vote or direct the vote: 0

                (iii) Sole power to dispose or to direct the disposition: 0

                (iv) Shared power to dispose or to direct the disposition: 0

Item 5.         Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.
                Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                Not Applicable.

Item 8.         Identification and Classification of Members of the Group.
                Not Applicable.

Item 9.         Notice of Dissolution of Group.
                Not Applicable.

Item 10.        Certification.

                By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Date:  January 16, 2007



                                        Grand Slam Asset Management, LLC


                                        By:/s/ Mitchell Sacks
                                           -----------------------------------
                                           Name:  Mitchell Sacks
                                           Title: Member



                                        Grand Slam Capital Master Fund, Ltd.


                                        By:/s/ Mitchell Sacks
                                           -----------------------------------
                                           Name:  Mitchell Sacks
                                           Title: Director


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

                                  EXHIBIT INDEX

Exhibit 99.1: Joint Filing Agreement, between Grand Slam Asset Management, LLC and Grand Slam Capital Master Fund, Ltd, dated January 16, 2007.


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